Exhibit 21.1
Subsidiaries of Encore Energy Partners LP as of February 18, 2009

State or other Jurisdiction of
Name of Subsidiary	Incorporation or Organization
Encore Energy Partners Operating LLC	Delaware

Encore Energy Partners Finance Corporation	Delaware

Encore Clear Fork Pipeline LLC	Delaware